                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-54C

             NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
          SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
      FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned  business development company hereby notifies the Securities and
Exchange  Commission that it withdraws its election to be subject to sections 55 through 65 of the  Investment  Company Act of 1940 (the "Act"),  pursuant to the provisions of section  54(c) of the Act, and in  connection  with such notice of withdrawal of election submits the following information:

Name:  MORAMERICA CAPITAL CORPORATION

Address of Principal  Business Office:  101 Second Street S.E., Suite 800, Cedar
Rapids, IA 52401

Telephone Number: (319) 363-8249

File Number under the Securities Exchange Act of 1934:  814-00148

     In  addition  to  completing  the cover  page,  a company  withdrawing  its election  under section  54(a) of the Act must state one of the following  bases for filing the notification of withdrawal

A.   [ ] The company has never made a public  offering of its  securities;  does not have more than 100 security  holders for purposes of section 3(c)(1) of the Act and the rules  thereunder;  and does not  propose  to make a public offering.

B.   [ ] The company (1) has distributed  substantially all of its assets to its security  holders and has effected,  or is in the process of  effecting,  a winding-up of its affairs, and (2) is not liquidating as part of a merger.

C.   [X] The  company  has (1) sold  substantially  all of its assets to another
     company;   or  (2)  merged  into  or  consolidated  with  another  company.
     MORAMERICA  CAPITAL  CORPORATION  has merged into its parent  MACC  Private
     Equities,  Inc.  MACC Private  Equities,  Inc. is a  registered  investment company  under the  Investment  Company  Act of 1940 that has elected to be treated as a business  development company under the Investment Company Act of 1940.

D.   [ ] The company has changed the nature of its business so as to cease to be a business  development company, and such change was authorized by the vote
     of  a  majority  of  its  outstanding   voting  securities  or  partnership
     interests.  Describe  the  company's  new  business.  Give  the date of the shareholders' or partners'  meeting and the number of votes in favor of and opposed to the change.

E.   [ ] The company has filed a notice of  registration  under section 8 of the
     Act. State the filing date of the company's  notice of  registration  (Form
     N-8A) under the Act.

F.   [  ]  Other.  Explain  the  circumstances  surrounding  the  withdrawal  of election.

     Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through
65 of the Act to be duly  signed on its behalf in the city of Newport  Beach and the state of California on the 30th day of April, 2008.

                                       MORAMERICA CAPITAL CORPORATION

                                       By  /s/ David R. Schroder
                                         ---------------------------------------
                                       Name:  David R. Schroder
                                       Title:  President

Attest:  /s/ Robert A. Comey
       ---------------------------------------
Name:  Robert A. Comey
Title:  Treasurer and Assistant Secretary